Tootsie Roll Industries, Inc.
7401 South Cicero Avenue, Chicago, Illinois 60629

July 23, 2010

VIA EDGAR

Anne Nguyen Parker
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F St., N.E.
Washington, D.C. 20549-0405

Re:   Comment Letter Dated
         July 9, 2010 Regarding
         Tootsie Roll Industries, Inc.
         Form 10-K for the Fiscal Year Ended December 31, 2009
         Filed March 1, 2010
         Definitive Proxy Statement
         Filed March 26, 2010
         File No. 1-01361

Dear Ms. Parker:

In connection with your review of the captioned filings of Tootsie Roll Industries, Inc. (the “Company”), we respectfully submit the following responses to the comments in your letter of July 9, 2010.  We have used the same number system and captions as reflected in your letter, and have included our response following each comment and question.

Should you have any further comments or questions or need additional information, please correspond with the undersigned at our Chicago corporate address.  Please also feel free to contact me at our Chicago headquarter office (773-838-3418).

Form 10-K for Fiscal Year Ended December 31, 2009

Risk Factors, page 3

Comment No. 1:  It appears that your management controls the outcome of all shareholder votes through its substantial ownership of common stock and Class B common stock.  In this regard we also note that you are classified as a “controlled company” under NYSE listing standards.  Please explain your basis for determining that this does not constitute a material risk that should be disclosed in this section.

In your response, please address the fact that outside shareholders effectively have no control over the election of directors or any other proposal submitted for a vote of shareholders.

Response: Although the Company does not believe that control by the Gordon family makes an investment in the Company’s common stock “speculative or risky” within the meaning of Regulation S-K, Item 503(c) because of the Company’s confidence that all our directors are well qualified and understand their fiduciary duties with respect to the interests of the Company’s stockholders, in future Form 10-K filings we will include the following additional risk factor substantially as follows:

•
The Company is a controlled company due to the common stock holdings of the Gordon family — The Gordon family’s share ownership represents a majority of the combined voting power of all classes of the Company's common stock as of December 31, 2010. As a result, the Gordon family has the power to elect the Company’s directors and approve actions requiring the approval of the shareholders of the Company.

Risk of dependence on large customers, page 4

Comment No. 2:  We note that Wal-Mart Stores, Inc. has accounted for greater than 20% of your net sales in each of the last three years.  We also note your disclosure that “the loss of one or more significant customers could have a material adverse effect on the Company’s business.”  Please advise us whether you have any master distribution or similar contracts with Wal-Mart or any significant customer that require it to purchase, or for you to supply, specified amounts of your products.  If you have such contracts, please disclose the material terms of such arrangements.  In addition, please file any such agreements, or tell us why you are not required to file them pursuant to Item 601(b)(l0) of Regulation S-K.

Response:  The Company does not have any master distribution or similar contracts with Wal-Mart or any significant customer that require a customer to purchase, or the Company to supply, specified amounts of its products.

Definitive Proxy Statement Filed March 26, 2010

Comment No. 3:  Please confirm in writing that you will comply with the following comments in all future filings.  Provide us also with an example of the disclosure you intend to use.  Please understand that after our review of your responses, we may raise additional comments.  To the extent the following comments apply to disclosure in your Form 10-K, include corresponding draft revisions to that filing.

Response:  The Company will comply with the following comments in all future filings, including adding or revising disclosure substantially as indicated below as and when applicable.

Election to Directors, page 2

Comment No. 4:  We note your disclosure in response to Item 401(e) of Regulation S-K, such as that Mr. Siebert “brings management expertise to the board along with finance and accounting knowledge.”  You provide similar disclosure for each of the other director nominees.  Please enhance your disclosure to provide the specific experience, qualifications, attributes, and skills that led to the conclusion that the person should serve as a director.

Response: The Company believes that it did discuss as to each of its directors the specific experience, qualifications, attributes, and skills that actually led to the conclusion that each such person should serve as a director.  Nonetheless, the Company will enhance its disclosure in future filings by revising its disclosure to add more detail as to these experience, qualifications, attributes, and skills substantially as follows:

The following table sets forth information with respect to the five nominees for election as directors:

Name, Age and Other Positions, if any, with Company	Period Served As Director and Business Experience During Past 5 Years

Melvin J. Gordon, 90, Chairman of the Board and Chief Executive Officer(1)(2)
Director since 1952; Chairman of the Board since 1962; Director and President of HDI Investment Corp., a family investment company.  Mr. Gordon brings to the Board an in-depth operating knowledge of all aspects of the Company and comprehensive industry knowledge from his many years of experience in the confectionery industry, along with extensive prior experience as the Chairman and Chief Executive officer of another publicly held consumer packaged goods company.

Ellen R. Gordon, 78, President and Chief Operating Officer(1)(2)
Director since 1969; President since 1978; Director and Vice-President of HDI Investment Corp., a family investment company.  Mrs. Gordon also brings to the Board an in-depth knowledge of all aspects of the Company and comprehensive industry knowledge from her many years of experience in the confectionery industry.  Mrs. Gordon has also served extensively on the advisory boards of several nationally recognized graduate business and medical schools and on the board of a large public company where she also chaired its audit committee.

Barre A. Seibert, 68(3)(4)
Director since 2005; retired; First Vice-President of Washington Mutual Bank 2003-2007; Vice-President from 2001 to 2003; Chief Financial Officer of TransAlliance LP and predecessors from 1995 to 2001.  Mr. Seibert is a seasoned financial executive and brings executive management expertise to the Board along with in-depth knowledge and insight in the areas of corporate finance, banking, accounting and audit related issues and financial reporting.

Lana Jane Lewis-Brent, 63(3)(4)
Director since 1988; President of Paul Brent Designer, Inc. since 1992; former President of Sunshine-Jr. Stores, Inc.  Mrs. Lewis-Brent possesses unique historical knowledge of the Company’s culture and brings to the Board in depth operational skills as well as a retailer’s perspective of the confectionery industry by virtue of her executive management  experience in the  convenience store industry, which represents an important outlet for the company’s products.

Richard P. Bergeman, 72(3)(4)
Director since December, 2001; retired; former Senior Vice-President of Unilever Bestfoods.  Mr. Bergeman brings to the Board extensive consumer package goods management and corporate governance experience in a public company environment, having served for many years in a senior executive capacity at one of the premier food companies in the world.  He also has particular expertise in all aspects of human resources including executive compensation and benefits.

Compensation Discussion and Analysis, page 9

Design of Executive Compensation Program to Mitigate Excessive Risk Taking, page 10

Comment No. 5:  Please provide your basis for determining that no disclosure is required with respect to your non-executive officers.  See Item 402(s) of Regulation S-K.

Response: The compensation provided to our employees does not place a heavy emphasis on incentive compensation or the achievement of performance goals with high thresholds to receive payment.  As is the case with executive officers, none of the non-executive officers or other employees receive stock options or other forms of equity compensation and management reserves the right to reduce potential bonus payments, including to zero, for subjective reasons in its sole discretion.  A significant percentage of total employee compensation is fixed compensation.

Competitiveness Assessment, page 10

Comment No. 6:  We note that you review your executive compensation to determine your competitiveness compared to “the market.”  Please revise to indicate whether the “market” you refer to is the same as the peer group that you benchmark against.  In addition, while we note that you do not target any specific percentile of peer group compensation, please revise to indicate how “competitive” your executive compensation is as compared to these peer companies.

Response:  The “market" for this purpose is the same as the peer group that the board of directors evaluates from time to time with the compensation consultant.  Our recent practice has been to evaluate peer group compensation practices every two years.  We are unable to represent “how competitive” the executive compensation disclosed in our most recent proxy filing was compared to executive compensation disclosed by other peer group companies for fiscal year 2009.  The last compensation evaluation conducted by the compensation consultant for the board of directors was in December 2008 and the intention is to have the consultant perform a similar evaluation of compensation practices later this year.  Any requested statement regarding competitiveness at this time would not reflect information that was shared with the board of directors or that otherwise served to influence their compensation decisions.

Annual Incentives, page 12

Comment No. 7:  It does not appear that you have filed the Management Incentive Plan.  Please file the plan or explain your basis for omission.  See Item 601(b)(10) of Regulation S- K.

Response:  The Company will include the following as an exhibit to its next Form 10-Q and, while the Management Incentive Plan is in effect, future 10-Ks, identifying in the latter case as required by Item 15(a)(3) of Form 10-K that this exhibit is a management compensatory plan:

Exhibit 10.__ - Tootsie Roll Industries, Inc, Management Incentive Plan. Incorporated by reference to Appendix A to the Company’s definitive Proxy Statement filed with the Commission on March 24, 2006.

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In response to the Commission’s comments, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.

Thank you for your comments.  We trust that these responses are sufficient for your purposes.  However, if you have any further questions or comments, please feel free to contact me.

Yours truly,

/s/G. Howard Ember Jr.
G. Howard Ember Jr.
Vice-President and CFO

Cc:

Melvin J. Gordon, Chairman and CEO
Ellen R. Gordon, President and COO
Tootsie Roll Industries, Inc. Audit and Compensation Committees
John P. Lucas, Esq. SEC
David Cifrino, Esq., McDermott Will & Emery LLP